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                                August 2, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 20,
2023
                                                            CIK No. 0001957001

       Dear Li Siu Lun Allan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       General

   1. Please revise the cover page of the resale prospectus to disclose a fixed price (or a range)
                                                        at which the selling
stockholders will sell their shares until the securities are quoted on the
                                                        Nasdaq Capital Market,
after which the securities may be offered and sold at prevailing market prices or at
negotiated prices.

              You may contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
       have questions regarding comments on the financial statements and related matters. Please
 Li Siu Lun Allan
Fenbo Holdings Ltd
August 2, 2023
Page 2

contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastName Li Siu Lun Allan                      Sincerely,
Comapany NameFenbo Holdings Ltd
                                                         Division of
Corporation Finance
August 2, 2023 Page 2                                    Office of
Manufacturing
FirstName LastName